中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Announcement on the resolution of the sixth meeting of the fifth session of the board of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
10 December 2008

As at the date of this announcement, the directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Announcement on the Resolution of the Sixth Meeting of the Fifth Session of the Board of China Southern Airlines Company Limited

All members of the board (the "Board") of directors (the "Directors") jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

Important notice: The proposed non-public issue of A Shares to targeted subscriber and non-public issue of H Shares to targeted subscriber are subject to the approval at the general meeting and class meetings of the Company as well as approval from the China Securities Regulatory Commission ("CSRC").

On 10 December 2008, China Southern Airlines Company Limited (the "Company") held the sixth meeting of the fifth session of the Board at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present at the meeting was 11, of which 10 attended in person and Sui Guang Jun appointed Gong Hua Zhang, both are directors, to vote on his behalf. All directors confirmed the receipt of the notice of meeting in advance. The supervisors, senior management and sponsors and financial advisors of the Company also attended the meeting. The meeting was chaired by Mr. Liu Shao Yong, the Chairman of the Company. The meeting was held in compliance with the relevant provisions of the Company Law and the Securities Law of the People's Republic of China and the Articles of Association of the Company.

After discussion and consideration, the following resolutions were passed by way of poll at the meeting:

I. The resolution relating to the *Meeting of the requirements for the Non-Public Issue of A Shares and H Shares by the Company* was considered and approved, (with 11 affirmative votes, 0 objected vote and 0 abstained vote)

Pursuant to the relevant provisions under the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China and Measures on the Administration of Issuance of Securities by Listed Companies, and after self-examination, the Board is of the opinion that the Company meets the requirements for the non-public issue of A Shares and H Shares.

II. The resolution relating to the *Proposed Non-Public Issue of A Shares and H Shares by China Southern Airlines Company Limited* was considered and approved item by item

Since this resolution involves connected transaction between the Company and China Southern Air Holding Company ("CSAHC", the controlling shareholder of the Company) and Nan Lung Holding Limited ("Nan Lung", a wholly-owned foreign subsidiary of CSAHC), pursuant to the listing rules of the Shanghai Stock Exchange and the Articles of Association of the Company, three interested Directors have abstained from voting on this resolution and eight non-interested Directors have voted on each of the following resolutions and the results are as follows:

(I) ***Types of shares to be issued and par value (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)***

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each; Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

(II) ***Issue mechanism and subscription method (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)***

The A Shares will be issued by way of non-public issue to targeted subscriber within six months from the date of approval by CSRC.

The H Shares will be issued by way of non-public issue to targeted subscriber within six months from the date of approval by CSRC.

The non-public issue of A Shares and H Shares will be conducted separately.

Both non-public issued A shares and non-public issued H shares are to be subscribed in cash.

CSAHC has conditionally entered into the *Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited* with the Company on the date of the Board meeting. Nan Lung has conditionally entered into the *Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited* with the Company on the date of the Board meeting.

(III) ***Targeted subscribers and their relationship with the Company (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)***

The targeted subscriber for the non-public issue of A Shares is CSAHC, the controlling shareholder of the Company;

The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

(IV) ***Price determination date (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)***

The price determination date of the non-public issue of A Shares is the date of publishing the announcement of the board resolution in relation to the non-public issue of A Shares, which is December 11, 2008.

(V) Issue price (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

The issue price per A Share is RMB3.16, which is not less than 90% of the average trading prices of A Shares for the twenty consecutive trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per H Share is the equivalent of RMB1.00 in Hong Kong dollar, which is not less than its par value and is therefore in compliance with the provisions of the Company Law of the People's Republic of China. The actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by People's Bank of China on the date of payment.

(VI) Number of shares to be issued (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

The total number of A Shares to be issued under the non-public issue of A Shares is 721,150,000 shares. The total number of H Shares to be issued under the non-public issue of H Shares is 721,150,000 shares.

(VII) Adjustment to the number of shares issue and the issue price (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P_0, the number of bonus shares or shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or placing of each share as K, the price of the new shares or rights issue as A, distribution of dividends for each share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = Po-D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = Po/(1+N)$;
Issue of new shares or placing: $P_1 = (Po+AK)/(1+K)$;
Combination of the three items: $P_1 = (Po-D+AK)/(1+N+K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

(VIII) Restriction of selling of securities (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue. Nan Lung shall not sell the newly issued H shares for a period of 12 months from the date of such issue.

(IX) Place of listing (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

(X) Use of proceeds (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

All the proceeds to be raised under the non-public A Shares issue, after deduction of the issue expenses, will be used for the repayment of principals of bank loans.

Details on the use of proceeds from A Shares issue for repayment of loan principals are as follows:

Serial No.	Banks	Outstanding principal (RMB)	Maturity date
1	Dongshan Branch, Agriculture Bank of China	500,000,000.00	20 April 2011
2	Liuhua Branch, Industrial and Commercial Bank of China Limited	300,000,000.00	20 April 2011
3	Bank of China, Guangdong Province Branch	400,000,000.00	1 July 2011
4	Dongshan Branch, Agriculture Bank of China	500,000,000.00	29 July 2011
5	Guangzhou Liuhua Branch, Industrial and Commercial Bank of China Limited	300,000,000.00	26 August 2011
6	Guangzhou Liuhua Branch, Industrial and Commercial Bank of China Limited	300,000,000.00	13 October 2011
Total		2,300,000,000.00	

All the proceeds to be raised under the non-public H Shares issue, after deduction of the issue expenses, will be used for the repayment of principals of bank loans.

Details on the use of proceeds from H Shares issue for repayment of loan principals are as follows:

Serial No.	**Banks**	**Outstanding principal (USD)**	**Maturity date**
1	Bank of China, Guangdong Province Branch	148,000,000.00	5 December 2009
Total		148,000,000.00	

If the proceeds being raised are not enough to cover all the abovementioned loans, the loans shall be repaid in priority as stated above and the Company will settle the difference by other means. If there is any remaining proceeds after repayment of all the abovementioned loans the same will be used the working capital of the Company.

(XI) The arrangement for the distribution of profits accumulated before the non-public issue of shares (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing shareholders of the Company after the non-public A and H Shares issuance.

(XII) The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited is considered and approved (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

For further details please refer to the website of Shanghai Stock Exchange at www.sse.com.cn.

(XIII) Validity period of this resolution (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

This resolution shall be effective for a period of 12 months from the date of approval at the general meeting and class meetings.

This resolution shall be submitted to the shareholders for approval item by item at the general meeting and class meetings of the Company and subject to the approval from the CSRC before it can be implemented. The final version of the proposal shall be the one approved by CSRC.

III. The resolution relating to the *Description on the Use of Proceeds from the Previous Issue of Shares* was considered and approved (with 11 affirmative votes, 0 objected vote, and 0 abstained vote)

(I) The amount and availability of funds received from the previous issue of shares

The Company received the "Notification in relation to the approval of non-public issue of shares of China Southern Airlines Company Limited" (No. [2003]70) issued by CSRC in 2003, which approved the issue of A Shares for RMB2,640,767,180.21. The amount of proceeds being raised had been verified by KPMG Huazhen and a capital verification report KPMG-AH (2003) CR No.0017 was issued on 17 July 2003. As at 17 July 2003, all proceeds were received.

(II) The actual use of the proceeds from the previous issue of shares

The *Report of China Southern Airlines Company Limited on the Use of Proceeds from the Previous Issue of Shares as at 31 December 2003* and *Special Audit Report on the Use of Proceeds from the Previous Issue of Shares* were considered and approved by the Board. The details of the Audit Report will be disclosed in the notice of general meeting of the Company.

IV. The resolution regarding the *Feasibility Study Report on the Use of Proceeds from the Non-Public Issue of A Shares* and the *Feasibility Study Report on the Use of Proceeds from the Non-Public Issue of H Shares* was considered and approved (with 11 affirmative votes, 0 objected vote, and 0 abstained vote)

For details, please refer to the website of Shanghai Stock Exchange at www.sse.com.cn.

V. The resolution relating to *The Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited* and *The Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited* was considered and approved, (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

The Company entered into a subscription agreement relating to the subscription of non-public issued A Shares of China Southern Airlines Company Limited and a subscription agreement relating to subscription of non-public issued H Shares of China Southern Airlines Company Limited with CSAHC and Nan Lung respectively on 10 December 2008, the above subscription agreements cover the following main items:

(I) subject matter of the contract
(II) date of execution
(III) number of shares to be subscribed for
(IV) method of subscription
(V) price determining mechanism
(VI) adjustment mechanism in case of ex-right, ex-dividend
(VII) method of payment
(VIII) lock-up period
(IX) conditions precedent and effective date
(X) liability for breach of contract

To comply with the listing rules of the Shanghai Stock Exchange, four Independent Directors of the Company considered and approved the resolution, their respective independent opinions are set out as follows: (1) the procedure for entering into the abovementioned connected transaction complied with the listing rules of the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited and relevant laws and regulations in the PRC. The interested Directors abstained from voting on the relevant resolutions is in compliance with relevant laws and regulations and the Articles of Association of the Company; (2) the entering into of the above connected transaction will help each party to reasonably allocate and fully utilize their existing assets as well as leverage the complementary advantages of various resources, lighten the debt burden of the Company and enhance the overall benefit of the Company, which is in the best interests of the Company and the Shareholders (particularly medium to small shareholders) as a whole.

VI. The resolution to be put forward to the independent shareholders to approve the waiver of China Southern Air Holding Company and Nan Lung Holding Limited from the obligation to make the general offer was considered and approved, (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

Pursuant to the "Measures on the Takeover of Listed Companies", the subscription of non-public issue of A Shares by CSAHC and the subscription of non-public issue of H Shares by Nan Lung satisfied the preconditions stipulated by CSRC for the application of waiver from the making of general offer. The Directors of the Company will put forward to the independent shareholders at the general meeting of the Company for the grant of waiver to China Southern Air Holding Company and Nan Lung Holding Limited from making of a general offer. The non-public issue of A Shares and H Shares are subject to the granting of the waiver by CSRC. Interested Directors have abstained from voting on the resolution.

VII. The resolution relating to the appointment of intermediaries such as sponsors, in respect of the non-public issue of shares was considered and approved (with 11 affirmative votes, 0 objected vote and 0 abstained vote)

The Board has agreed to appoint intermediaries in respect of the non-public issue of shares, and has authorised the management to enter into relevant engagement agreements with such intermediaries as sponsors.

VIII. The resolution put forward at the general meeting relating to the granting of all the powers necessary to the Board to deal with all relevant matters regarding the non-public issue of A Shares and H Shares was considered and approved, (with 8 affirmative votes, 0 objected vote and 0 abstained vote, and interested Directors have abstained from voting)

In order to ensure the smooth implementation of the relevant matters relating to the non-public issue of shares of the Company, and pursuant to the laws and regulations of the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China and Measures on the Administration of Issuance of Securities by Listed Companies as well as the relevant provisions of the Articles of Association of the Company, the Board has resolved to seek authorization from the shareholders of the Company at the general meeting for all the powers necessary to proceed with the matters relating to the non-public issue of shares, including but not limited to:

1. Any directors of the Company shall be authorised to formulate and implement the specific plans for non-public issue of shares (including but not limited to the detailed matters such as the time of the issue, the opening and closing date of the issue) according to actual conditions;

2. Any directors of the Company shall be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents (including but not limited to the application documents and the subscription agreements) related to the non-public issue of A Shares and H Shares and the subscription;

3. Any directors of the Company shall be authorised to proceed with the share registration procedures, finalise all relevant matters and complete the relevant industrial and commercial registration procedures after completion of the non-public issue of A Shares and H Shares for cash;

4. Any directors of the Company shall be authorised to make corresponding adjustments to the plans for non-public issue of A Shares and H Shares and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast in accordance with the requirements of governing authority;

5. Any directors of the Company shall be authorised to execute all the documents relating to the non-public issue of A Shares and H Shares and conduct other relevant matters;

6. The authorisation shall be effective for a period of 12 months from the date of approval on the plans for non-public issue of A Shares and H Shares at the general meeting and class meetings of the Company.

IX. The resolution relating to the corresponding amendments on the Articles of Association in respect of the non-public issue of shares was considered and approved (with 11 affirmative votes, 0 objected vote and 0 abstained vote)

Amendments on Articles of Association due to the non-public issue of A Share and H Share were considered and approved, and the followings were submitted to the general meeting for approval:

1. Amendments to Article 3 (the approvals and number of A Shares and H Shares to be issued under the non-public issue), Article 7 (the registered capital of the Company) and Article 29 (the shareholding structure of the Company) of the Articles of Association;

2. The Board was authorized to make corresponding amendments to the Articles of Association after the completion of the non-public issue of shares.

Pursuant to the listing rules of the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited and the Articles of Association of the Company, resolutions No.1, 2, 3, 4, 5, 6, 8 and 9 have to be submitted to the general meeting, and resolutions No.1, 2, 5, and 8 have to be submitted to the A Share and H Share class meetings for approval.

Following the board meeting, applications will be made to the Shanghai Stock Exchange for the resumption of trading of A shares of the Company commencing from 11 December 2008 and to the Stock Exchange of Hong Kong Limited for the resumption of trading of H shares of the Company commencing from the trading hours of 11 December 2008, and to the New York Stock Exchange for the resumption of the trading of ADR of the Company commencing from the trading hours of 11 December (local time) respectively.

The Board of China Southern Airlines Company Limited
10 December 2008

Documents available for inspection:

1. The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2. Report of China Southern Airlines Company Limited on the Use of Proceeds as at December 31 2003 from the Previous Issue of Shares

3. The Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited

4. The Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited

5. Independent Opinions of the Independent Directors on the Connected Transaction in relation to the Subscription by CSAHC and its Connected Persons of the non-publicly issued A Shares and H Shares in China Southern Airlines Company Limited

6. Feasibility Study Report on the Use of Proceeds from the Non-Public Issue of A Shares

7. Feasibility Study Report on the Use of Proceeds from the Non-Public Issue of H Shares